FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
June 10, 2004

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-14278

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard
Moscow 109028
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     ☒     Form 40-F     ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     ☐     No     ☒

WIMM-BILL-DANN FOODS OJSC ANNOUNCES
3 MONTHS 2004 FINANCIAL RESULTS

Moscow, Russia – June 08, 2004 – Wimm-Bill-Dann Foods OJSC [NYSE: WBD] today announced its financial results for the three months ended March 31, 2004.

During the first three months of 2004, Wimm-Bill-Dann’s sales increased 24.3% year-on-year to US$278.3 million from US$223.9 million in the first quarter of 2003. Gross margin declined to 26.0% in the first quarter of 2004 from 29.3% during the same period last year. Adjusted EBITDA increased 19.9% compared to the same period in the prior year while net income fell 25.4% year-on-year.

Commenting on today’s announcement, Sergei Plastinin, CEO of Wimm-Bill-Dann Foods OJSC, said: “The first quarter showed that our regional expansion strategy has already started to contribute to increasing sales, giving us a solid foundation for sustainable organic growth in the next two to three years. At the same time, in order to gain a significant share of regional markets for our new premium segment yogurts and dairy desserts, we are currently selling these products at introductory prices, making them more attractive both to the supply chain and to the final consumer in the regions. We are also promoting our new products through extensive marketing and advertising in the regions, aimed at raising consumer awareness and generating loyalty. Further, following an extensive modernization program both in dairy and juice, our depreciation is relatively high as is the current cost of raw milk. All of these factors are putting strong pressures on our operating margins. This is why our profitability dynamics will be lagging behind those of sales in 2004.”

Key Operating and Financial Indicators of 3m 2004

	Q1 2004	Q1 2003	Change
Sales volumes, thousand tons	391.3	374.1	4.6%

	US$ ‘mln	US$ ‘mln
Sales	278.3	223.9	24.3%
Dairy	210.5	159.0	32.4%
Juice	67.2	64.9	3.5%
Water	0.6	—	—
Gross Profit	72.4	65.7	10.2%
Selling and distribution expenses	(40.9)	(32.2)	27.0%
General and administrative expenses	(21.6)	(17.7)	22.0%
Operating income	7.6	14.6	(47.9)%
Financial income and expenses, net	1.8	(4.7)	—
Net income	5.3	7.1	(25.4)%

Adjusted EBITDA*	25.9	21.6	19.9%

CAPEX including acquisitions	10.8	27.4	(60.6)%

* Note: See Attachment A for definitions of Adjusted EBITDA and Adjusted EBITDA margin and reconciliations to net income.

Sales in the Dairy Segment increased 32.4% from US$159.0 million in the first three months of 2003 to US$210.5 million in the first three months of 2004, while the average selling price increased by 19.4% year-on-year from US$0.62 per 1 kg in the first quarter of 2003 to US$0.74 per 1 kg in the first quarter of 2004, driven by ruble appreciation, a change in product mix favoring higher priced products and ruble price increase. Gross margin in the Dairy Segment decreased from 26.7% in the first three months of 2003 to 23.5% in the first three months of 2004. This was attributable to the substantially increased price of raw milk and depreciation of the newly installed production lines per 1 kg of dairy product.

Sales in Wimm-Bill-Dann’s Juice Segment increased 3.5% from US$64.9 million in the first three months of 2003 to US$67.2 million in the first three months of 2004. The average selling price increased 18.2% year-on-year from US$0.55 per liter in the first three months of 2003 to US$0.65 per liter in the first three months of 2004 primarily due to ruble appreciation, ruble price increase and the change in product mix in favor of higher priced brands. At the same time, increased depreciation caused by the installation of the new PET line and the full modernization of Ramensky Plant, rising personnel expenses resulted in gross margin reduction from 36.0% in the first quarter of 2003 to 33.9% in the first quarter of 2004.

Selling and distribution expenses increased in the first three months of 2004 by 27.0% due to an increase in transportation, a substantial growth in advertising and marketing expenses in the regions and personnel costs as a consequence of rising sales volumes. General and administrative expenses grew by 22.0% as a result of the increase in personnel expenses and repeal of a privilege in paying property tax in Wimm-Bill-Dann’s Dairy segment due to changes in legislation.

Financial income totaled US$1.8 million compared with financial expense of $4.7 million in the first quarter of 2003. This change is attributable to a US$7.5 million foreign currency gain resulting primarily from appreciation of the Russian ruble against the U.S. dollar and Wimm-Bill-Dann’s U.S. dollar net monetary liability position.

Net income fell 25.4% and stood at US$5.3 million due to substantially higher raw milk prices, personnel costs and depreciation of newly installed lines. Adjusted EBITDA in the first three months of 2004 increased 19.9% year-on-year and amounted to US$25.9 million. Adjusted EBITDA margin was 9.3% compared to 9.6% in the first three months of 2003.

Attachment A

*Reconciliation of Adjusted EBITDA and Adjusted EBITDA margin to US GAAP Net Income

Adjusted EBITDA is a non-U.S. GAAP financial measure. The following table presents reconciliation of Adjusted EBITDA to net income (and Adjusted EBITDA margin to net income as a percentage of sales), the most directly comparable U.S. GAAP financial measure.

	3 months ended March 31, 2004		3 months ended March 31, 2003
	US$ ‘mln	% of sales	US$ ‘mln	% of sales

Net income	5.3	1.9%	7.1	3.2%

Depreciation and amortization	11.0	3.9%	6.5	2.9%

Interest expense	5.5	2.0%	5.2	2.3%

Income tax expense	3.0	1.1%	2.6	1.2%

Minority interest	1.1	0.4%	0.2	0.1%

Adjusted EBITDA	25.9	9.3%	21.6	9.6%

We present Adjusted EBITDA because we consider it important supplemental measure of our performance and believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. Adjusted EBITDA represents net income before interest expense, income taxes and depreciation and amortization adjusted for minority interest. Adjusted EBITDA margin is Adjusted EBITDA expressed as a percentage of sales.

We use Adjusted EBITDA for the following purposes: (1) according to our compensation policy, certain executive incentive compensation payments are based on our Adjusted EBITDA performance against budgets; and (2) certain loan agreements use Adjusted EBITDA (with additional adjustments) to measure our compliance with covenants.

Adjusted EBITDA has limitations as analytical tool, and you should not consider it in isolation, or as substitute for analysis of our results as reported under U.S. GAAP.  Other companies in our industry may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

WIMM-BILL-DANN FOODS

Consolidated Statements of Operations and Comprehensive Income (unaudited)

(Amounts in thousands of US dollars, except share and per share data)

	Three months ended March 31,
	2004	2003

Sales	$278,271	$223,866

Cost of sales	(205,827)	(158,177)

Gross profit	72,444	65,689

Selling and distribution expenses	(40,927)	(32,248)
General and administrative expenses	(21,622)	(17,706)
Other operating expenses	(2,259)	(1,147)

Operating income	7,636	14,588

Financial income and expenses, net	1,797	(4,727)

Income before provision for income taxes and minority interest	9,433	9,861

Provision for income taxes	(2,999)	(2,589)

Minority interest	(1,143)	(215)

Net income	$5,291	$7,057

Other comprehensive income, net of tax
Currency translation adjustment	11,139	828

Comprehensive income	$16,430	$7,885

Net income per share - basic and diluted:	$0.12	$0.16

Weighted average number of shares outstanding	44,000,000	44,000,000

WIMM-BILL-DANN FOODS

Consolidated Balance Sheets

(Amounts in thousands of US dollars)

	March 31, 2004	December 31, 2003
	(unaudited)	(audited)
ASSETS
Current assets:
Cash and cash equivalents	$53,749	$40,264
Trade receivables, net	58,110	57,424
Inventory, net	81,834	88,243
Taxes receivable	95,502	92,624
Advances paid	23,862	19,690
Net investment in direct financing leases	1,556	1,551
Deferred tax asset	6,750	5,210
Other current assets	4,464	3,648
Total current assets	325,827	308,654

Non-current assets:
Property, plant and equipment, net	405,799	393,769
Intangible assets	3,018	3,005
Goodwill	25,535	24,695
Net investment in direct financing leases – long-term portion	4,072	4,391
Long-term investments	3,058	2,931
Deferred tax asset – long-term portion	2,262	1,893
Other long-term assets	4,345	4,547
Total non-current assets	448,089	435,231
Total assets	$773,916	$743,885

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Trade accounts payable	$54,615	$51,487
Advances received	2,212	2,586
Short-term loans	3,911	493
Long-term loans – current portion	1,714	1,769
Notes payable	6,052	6,032
Taxes payable	13,734	9,272
Accrued liabilities	16,612	10,983
Government grants – current portion	2,269	2,194
Other payables	33,442	36,033
Total current liabilities	134,561	120,849

Long-term liabilities:
Long-term loans	7,335	7,882
Long-term notes	202,659	200,926
Other long-term payables	46,291	49,020
Government grants – long-term portion	6,724	7,052
Deferred taxes – long-term portion	12,272	12,370

Total long-term liabilities	275,281	277,250

Total liabilities	409,842	398,099

Minority interest	23,026	21,168
Shareholders’ equity:
Common stock: 44,000,000 shares authorized, issued and outstanding with a par value of 20 Rubles at March 31, 2004 and December 31, 2003	29,908	29,908
Share premium account	164,132	164,132
Accumulated other comprehensive income:
Currency translation adjustment	31,720	20,581
Retained earnings	115,288	109,997
Total shareholders’ equity	$341,048	$324,618
Total liabilities and shareholders’ equity	$773,916	$743,885

WIMM-BILL-DANN FOODS

Consolidated Statements of Cash Flows (unaudited)

(Amounts in thousands of US dollars)

	THREE MONTHS ENDED MARCH 31,
	2004	2003
Cash flows from operating activities:

Net income	$5,291	$7,057

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortisation	10,957	6,537
Bad debt and inventory provisions	2,721	1,572
Foreign currency exchange gain	(8,062)	(473)
Minority interest	1,143	215
Other adjustments	485	(658)
Changes in operating assets and liabilities:
Decrease in inventories	8,381	4,780
Increase in trade accounts receivable	(1,318)	(3,903)
Increase in advances paid	(3,480)	(12,822)
Decrease (increase) in taxes receivable	10,409	(8,301)
(Increase) decrease in other current assets	(616)	595
Increase in trade accounts payable	1,367	10,328
(Decrease) increase in advances received	(459)	176
(Decrease) increase in taxes payable	(6,016)	3,488
Increase in accrued liabilities	5,223	152
Increase in other current payables	2,870	1,156
Decrease in other long-term payables	(7)	(96)

Total cash provided by operating activities	28,889	9,803

Cash flows from investing activities:
Cash paid for acquisition of subsidiaries, net of cash acquired	0	(492)
Cash paid for property, plant and equipment	(15,095)	(16,497)
Cash paid for acquisition of short-term investments	(341)	—
Proceeds from disposal of investments and property, plant and equipment	431	697
Cash paid for net investments in direct financing leases	—	(48)

Total cash used in investing activities	(15,005)	(16,340)

Cash flows from financing activities:
Repayment of short-term loans and notes payable	(185)	(574)
Proceeds from short-term loans	3,381	—
Repayment of long-term loans and long-term payables	(5,018)	(3,906)

Total cash provided by financing activities	(1,822)	(4,480)

Net increase (decrease) in cash and cash equivalents	12,062	(11,017)
Impact of exchange rate differences on cash and cash equivalents	1,428	280
Cash and cash equivalents, at beginning of period	40,264	29,340

Cash and cash equivalents, at the end of period	$53,754	$18,603

- Ends -

For further enquiries contact:

Olga Motovilova Wimm-Bill-Dann Foods OJSC Yauzsky Boulevard, 16, Moscow Phone: +7 095 733 9726/9727 Fax: +7 095 105 5800 www.wbd.com e-mail: motovilova@wbd.ru	Marina Kagan Wimm-Bill-Dann Foods OJSC Phone: +7 095 733 9726/9727 Mobile: + 7 095 762 2387 Fax: +7 095 105 5800 e-mail: kagan@wbd.ru

Some of the information contained in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Wimm-Bill-Dann Foods OJSC, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially.  We do not intend to update these statements to conform them to actual results.  We refer you to the documents Wimm-Bill-Dann Foods OJSC files from time to time with the U.S. Securities and Exchange Commission, specifically, the Company’s most recent Form 20-F.  These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, and risks associated with our competitive environment, acquisition strategy, ability to develop new products or maintain market share, brand and company image, operating in Russia, volatility of stock price, financial risk management, and future growth.

NOTES TO EDITORS

Wimm-Bill-Dann Foods OJSC is a leading manufacturer of dairy and juice products in Russia. The company was founded in 1992.

The Company currently owns 25 manufacturing facilities in 21 locations in Russia and the Commonwealth of Independent States (CIS), in cluding Ukraine, Kyrgyzstan and Uzbekistan, as well as trade affiliates in 26 cities in Russia and the CIS.

Wimm-Bill-Dann has a strong and diversified branded portfolio with over 1,100 types of dairy products and over 150 types of juice, nectars and still drinks. The company currently employs over 18,000 people.

In April 2004, Wimm–Bill–Dann was assigned the best in Russia rating of corporate governance by Standard&Poor’s at the level 7.6 (maximum 10). Wimm-Bill-Dann was rated first best in transperency in the S&P survey of 45 top Russian companies, carried out in September 2003.

Wimm-Bill-Dann was awarded best European Equity Deal of 2002 for its initial public offering by Euroweek and Institutional Investor magazines. In addition, the company received the Grand Prix for Best Overall Investor Relations among small and mid-cap companies at the First Annual IR Magazine Russia Awards held in 2004 and organized by IR Magazine and the Association of Investor Relations Professionals.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

	By:	/s/ Vladimir V. Preobrajensky
	Name:	Vladimir V. Preobrajensky
	Title:	Chief Financial Officer
Wimm-Bill-Dann Foods OJSC

Date: June 10, 2004